To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong
Ms Kathy Jiang – The Bank of New York, New York, USA

082-01074

The Standard (Thursday, 31 May 2007)

07024332

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

PROCESSED JUN 15 2007 THOMSON FINANCIAL

SUPPL

ANNUAL GENERAL MEETING HELD ON 30 MAY 2007
POLL RESULTS

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of the Company held on 30 May 2007 as follows :

	Ordinary Resolutions	Number of Votes (%)	
		For	**Against**
1	To adopt the Audited Accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2006	191,800,544 100.00%	– 0.00%
2	To declare a final dividend for the year ended 31 December 2006	197,115,584 100.00%	– 0.00%
3	To elect Director	194,365,584 100.00%	– 0.00%
4	To re-elect retiring Directors:		
	(i) Dr. Norman Leung Nai Pang	194,190,084 99.91%	175,500 0.09%
	(ii) Mrs. Christina Lee Look Ngan Kwan	192,716,434 99.15%	1,648,150 0.85%
	(iii) Mr. Robert Sze Tsai To	194,365,584 100.00%	– 0.00%
5	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise Directors to fix their remuneration	197,115,584 100.00%	– 0.00%
6	To give a general mandate to Directors to issue additional shares	175,533,410 90.43%	18,574,860 9.57%
7	To give a general mandate to Directors to repurchase issued shares	197,058,584 100.00%	– 0.00%
8	To extend the authority given to the Directors under Resolution 6 to shares repurchased under the authority under Resolution 7	174,645,281 91.27%	16,712,989 8.73%
9	To extend the book close period from 30 days to 60 days	192,772,934 99.18%	1,592,650 0.82%
	As more than 50% of the votes were cast in favour of the resolutions, the above resolutions were duly passed as ordinary resolutions.		

Pursuant to Section 19(1) of Schedule 1 of the Broadcasting Ordinance (Cap. 562), only the shares to which the Declarations of Voting Control of shares issued by the Company have been duly completed and received by the Company by the Specified Date may cast votes at the AGM.

The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 209,217,052 shares.

The total number of shares entitling the holders to attend and vote only against any of the resolutions at the AGM: Nil.

Computershare Hong Kong Investor Services Limited was appointed as scrutineer for the vote-taking at the AGM.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 30 May 2007

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Sir Run Run Shaw, *G.B.M. (Executive Chairman)* Dr. Norman Leung Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)* Mona Fong *(Deputy Chairperson and Acting Managing Director)*
Non-executive Directors:	Dr. Chow Yei Ching, *G.B.S.* Christina Lee Look Ngan Kwan Kevin Lo Chung Ping
Independent Non-executive Directors:	Edward Cheng Wai Sun, *J.P.* Chien Lee Dr. Li Dak Sum, *DSSc. (Hon.), J.P.* Robert Sze Tsai To
Alternate Director:	Anthony Lee Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

END

dlw 6/11